UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

InsPro Technologies Corporation

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

45778T 101

(CUSIP Number)

Alan Krigstein
Chief Financial Officer
Independence Blue Cross
1901 Market Street
Philadelphia, PA  19103
(215) 241-2420

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45778T 101	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS Independence Blue Cross
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 65,000,010
	8.	SHARED VOTING POWER --
	9.	SOLE DISPOSITIVE POWER 65,000,010
	10.	SHARED DISPOSITIVE POWER --

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,000,010
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61% (1)
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 45778T 101	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

The issuer of the equity securities is InsPro Technologies Corporation (“Issuer”), and the class of equity securities to which this Amendment No. 2 relates is the Issuer’s Common Stock, $0.001 par value per share (“Common Stock”).

This Amendment No. 2 is filed by Independence Blue Cross (“IBC” or “the Reporting Person”) to amend the Schedule 13D filed by IBC on October 7, 2010, as previously amended by Amendment No. 1 thereto filed on December 6, 2010 (together, “Schedule 13D”), all relating to the acquisition by IBC of the Issuer’s Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Stock”) (each share of which is convertible into 20 shares of Common Stock), and warrants to purchase  the Issuer’s Common Stock (the “Warrants”).

In connection with a private placement by the Issuer and pursuant to the terms of a Securities Purchase Agreement dated September 12, 2013 (the “Securities Purchase Agreement”), IBC acquired an additional 500,000 units offered by the Issuer. Each unit consisted of one share of the Series B Stock and a Warrant to purchase 10 shares of the issuer’s Common Stock at $0.15 per share. The additional Warrants expire on November 20, 2017.

Item 2.  Identity and Background.

IBC is a Pennsylvania hospital plan corporation. The principal business of IBC, in conjunction with its affiliated companies, is providing health insurance and related products and services. IBC is headquartered at 1901 Market Street, Philadelphia, PA 19103.

Set forth in Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each of IBC’s directors and executive officers as of the date hereof. Other than such directors and executive officers, there are no persons controlling IBC.

During the last five years, neither IBC nor, to the knowledge of IBC, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the last five years, neither IBC nor, to the knowledge of IBC, any person named in Schedule A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of such proceeding being that IBC or such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

IBC’s working capital was the source of funds for the purchase of the securities reported herein.

Item 4.  Purpose of Transaction.

IBC purchased the securities reported herein for investment purposes.

IBC currently plans (subject to regulatory approval) to engage in a restructuring transaction involving IBC and various of its affiliated companies. In connection with a corporate division of assets contemplated as part of the restructuring, the Series B Stock and Warrants may be transferred to an affiliate of IBC.

Item 5.  Interest in Securities of the Issuer.

(a)
 IBC owns 2,166,667 shares of Series B Stock of the Issuer, which are convertible into 43,333,340 shares of Common Stock, and Warrants to purchase 21,666,670 shares of Common Stock.  IBC may be deemed to beneficially own 65,000,010 shares of Common Stock (or approximately 61%) of the shares of Common Stock outstanding and deemed outstanding for purposes of this filing. (1)

(b)	See rows (7) through (10) of the cover page for the Reporting Person at the beginning of this Schedule 13D, which are incorporated herein by reference.

(c)	Neither IBC nor, to the knowledge of IBC, any person named in Schedule A hereto, effected any transaction in the Issuer’s securities during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The terms of the Series B Stock and the Warrants have previously been described by IBC on Schedule 13D. The additional Warrants acquired pursuant to the Securities Purchase Agreement expire on November 20, 2017.

Item 7.  Material to Be Filed as Exhibits.

The Securities Purchase Agreement and the Warrant are described in, and filed as Exhibits 4.1 and 4.3 to, the Issuer’s Current Report on Form 8-K dated September 12, 2013.

CUSIP No. 45778T 101	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INDEPENDENCE BLUE CROSS

/s/ Alan Krigstein
Alan Krigstein Executive Vice President, Chief Financial Officer, and Treasurer November 27, 2013

(1)
Based on shares of the Issuer’s Common Stock outstanding on November 14, 2013, as set forth on the cover page of the Issuer’s Quarterly Report on Form 10-Q for the period ending September 30, 2013. The calculation of IBC’s beneficial ownership of the Common Stock has been changed from IBC’s prior filings on Schedule 13D to conform to the methodology used by the Issuer.

Attachment A

The following is a list of the directors and executive officers of IBC, setting forth their residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted. All directors and officers listed are citizens of the United States.

Board of Directors of IBC

Name	Position	Present Principal Occupation	Home or Business Address/ Type of Business
Walter D’Alessio	Director, Chairman of the Board	Principal	NorthMarq Advisors, LLC 1600 Market Street, Suite 1300 Philadelphia, PA 19103 (real estate advisory services)
Joseph A. Frick	Director, Vice Chairman of the Board	Vice Chair & Managing Partner	Diversified Search One Commerce Square 2005 Market Street, St. 3300 Philadelphia, PA 19103 (executive search firm)
Charles P. Pizzi	Director, Vice Chairman of the Board	Retired	Tasty Baking Company 8601 Thomas Mill Terrace Philadelphia, PA 19128 (baked goods manufacturing)
Joseph A. Barilotti	Director	Vice President – Marketing	Delaware Valley Real Estate Investment 6 East Germantown Pike Plymouth Meeting, PA 19462 (real estate investment fund)
Robert W. Bogle	Director	President	The Philadelphia Tribune 520-26 South 16th Street Philadelphia, PA 19146 (newspaper)
Debra L. Brady	Director	Executive Director	Philadelphia Writ Service, Inc. 201 Spring Garden Street Philadelphia, PA 19123 (process servicing)
Christopher D. Butler	Director	Retired (former IBC executive officer)	790 Avonwood Drive Wayne, PA 19087
Edward S. Cooper, M.D.	Director	Retired Physician	6710 Lincoln Drive Philadelphia, PA 19119
Edward Coryell	Director	Executive Secretary- Treasurer/Business Manager	Metropolitan Regional Council of Carpenters of Philadelphia and Vicinity 1803 Spring Garden Street Philadelphia, PA 19130 (labor organization)

A. Bruce Crawley	Director	President	Millennium 3 Management, Inc. One Commerce Square 2005 Market Street, St. 3125 Philadelphia, PA 19103 (marketing/branding/PR/strategic consulting)
Nicholas DeBenedictis	Director	Chairman, President & CEO	Aqua America, Inc. 762 Lancaster Ave. Bryn Mawr, PA 19010 (water and wastewater services)
Patrick J. Eiding	Director	President	Philadelphia AFL-CIO 22 S. 22nd Street – 2nd Floor Philadelphia, PA 19103 (labor organization)
Patrick D. Finley	Director	General President	Operative Plasterers’ & Cement Masons’ International Association of the U.S. and Canada 11720 Beltsville Drive, St. 700 Beltsville, MD 20705 (labor organization)
Vail P. Garvin, FACHE	Director	Executive Director	Central Bucks Chamber of Commerce 1028 Cox Road Washington Crossing, PA 18977 (business organization)
Patrick B. Gillespie	Director	Business Manager	Philadelphia Building & Construction Trades Council, AFL-CIO 4170 Woodhaven Road Philadelphia, PA 19154 (labor organization)
Nicholas A. Giordano	Director	Member of Board of Directors of mutual funds and a publicly-traded corporation	1755 Governor’s Way Blue Bell, PA 19422
Daniel J. Hilferty	Director, President & CEO	President & CEO	Independence Blue Cross 1901 Market Street Philadelphia, PA 19103
Hon. Renee Cardwell-Hughes	Director	Chief Executive Officer	American Red Cross Southeastern Pennsylvania 2221 Chestnut Street Philadelphia, PA 19103 (disaster relief/health & safety training and education/blood collection)

Anne F. Kelly King	Director	Chief Accounting Officer	Philadelphia City Council City Hall – Room 495 Philadelphia, PA 19107 (city government)
Hon. James F. Kenney	Director	Councilman-at-Large	Philadelphia City Council City Hall – Room 330 Philadelphia, PA 19104 (city government)
Thomas A. Leonard, Esq.	Director	Partner	Obermayer, Rebmann, Maxwell & Hippel One Penn Center, 19th Floor 1617 JFK Blvd. Philadelphia, PA 19103 (law firm)
Andrew L. Lewis, IV	Director	Consultant	356 Exeter Road Haverford, PA 19041
Hon. Michael D. Marino, Esq.	Director	Owner	Red Buffalo Ranch, Inc. 1093 Anders Road Collegeville, PA 19426 (recreation facility)
J. William Mills, III	Director	President	PNC Bank-Philadelphia & Southern New Jersey 1600 Market Street – 3rd Floor Philadelphia, PA 19103 (banking)
Alan Paul Novak, Esq.	Director	President	Red River Canyons Consultants d/b/a Novak Strategic Advisors 600 North Second Street, Suite 300 Harrisburg, PA 17101 (lobbying/issue advocacy)
Denis P. O’Brien	Director	Executive Vice President-Exelon Corp.; CEO-Exelon Utilities	Exelon 2301 Market Street, S26-1 Philadelphia, PA 19103 (energy company)
Thomas G. Paese, Esq.	Director	Partner	Buchanan, Ingersoll & Rooney 409 North Second Street Suite 500 Harrisburg, PA 17101-1357 (law firm)
Michael V. Puppio, Jr., Esq.	Director	Partner	Rafaele & Puppio 19 W. 3rd Street Media, PA 19063 (law firm)

William R. Sautter	Director	President & CEO	Elliott-Lewis Corp. 2900 Black Lake Place Philadelphia, PA 19154 (facilities management/mechanical services)
James C. Schwartzman, Esq.	Director	Attorney	Stevens & Lee 1818 Market Street, 29th Floor Philadelphia, PA 19103 (law firm)
Robert W. Sorrell	Director	Retired	601 Township Line Road Elkins Park, PA 19027
Daniel L. Woodall, Jr.	Director	Business Manager	Laborers' International Union of North America 740 Sandy Street Norristown, PA 19401 (labor organization)

Executive Officers of IBC

The executive officers of IBC each have a business address at 1901 Market Street, Philadelphia, PA  19103.  Positions shown are the present principal occupation of each named individual.

Name Daniel J. Hilferty Yvette D. Bright Christopher Cashman Alan Krigstein Richard J. Neeson Paul A. Tufano, Esq. I. Steven Udvarhelyi, M.D.
Position
President and Chief Executive Officer
Executive Vice President and Chief Transformation Officer
Executive Vice President and President, Commercial Markets
Executive Vice President, Chief Financial Officer and Treasurer
Executive Vice President and President Expanding Markets
Executive Vice President, General Counsel, Corporate Secretary and
    President-Government Markets
Executive Vice President, Health Services and Chief Strategy Officer